FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August, 2001
                                           ------

                             Trimark Oil & Gas Ltd.
                 (Translation of registrant's name into English)

                                     0-30196
                                    ---------
                                  (File Number)

      1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
     -----------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                        Form 20-F X      Form 40-F
                                 ----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                               Yes      No  X
                                           ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Trimark Oil & Gas Ltd.
                                        ---------------------------------------
                                        (Registrant)

Date  August 21, 2001                   By  /s/ "Nick DeMare"
      ----------------------            ---------------------------------------
                                         Nick DeMare, Director
                                         (Signature)*

     *Print the name and title of the signing officer under his signature.



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This is the form required under section 139 of the Securities Rules and, if applicable, by an order issued under section 76 of the Securities Act.

                       BC FORM 45-902F (Formerly Form 20)

                                 Securities Act

                          Report Of Exempt Distribution


(Please refer to the instructions before completing the information below.)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to
(10), (11)(i), (14), (16)(i), (18), (19) or (23) to (26) of the Securities Act,
or section 128(a), (b), (c) or (e) to (h) of the Securities Rules, or, if applicable, by an order issued under section 76 of the Securities Act.

1. Name, address and telephone number of the issuer of the security distributed.

    Trimark Oil & Gas Ltd.
    -----------------------------------------------------------------------
    Name of issuer

    #1305 - 1090 West Georgia Street, Vancouver, BC, V6E 3V7
    ---------------------------------------------------------------------------
    Address

    (604) 685-9316
    ---------------------------------------------------------------------------
    Telephone Number

2. State whether the issuer is or is not an exchange issuer (ie. listed and posted on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

    The Issuer is an exchange issuer.
    ---------------------------------------------------------------------------

3.  Describe the type of security and the aggregate number distributed.

    2,164,000 units at $0.54 per unit, each unit comprising one common share and one share purchase warrant. Two warrants entitle the holder to purchase an additional common share of the issuer at a price of
    $0.62 per share until August 15, 2003. In addition, agents' warrants were issued for the purchase of 400,000 common shares of the issuer, until August 15, 2002, at a price of $0.62 per share.
    ---------------------------------------------------------------------------

4.  Date of the distribution(s) of the security.

    August 15, 2001.
    ---------------------------------------------------------------------------

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order, the blanket order number, or the BC Instrument number under which the distribution(s) of the security was made.

    Sections 74(2)(9) and 74(2)(4) of the Securities Act (British
    Columbia). The 285,200 agents' warrants were issued under Section
    74(2)(23) of the Securities Act (British Columbia).
    ---------------------------------------------------------------------------



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                                      - 2 -



6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.
(a)


     -------------------------            -----------   ------------   --------------   --------------------------
                                                                                        Section of Act/Rules and if
                                                                                        applicable, Date of
                                           Number of      Price Per    Total Purchase   Discretionary Order,
     Full Name and Residential             Securities        Unit           Price       Blanket Order Number or
     Address of Purchaser                  Purchased       (CDN $)         (CDN$)       BC Instrument Number
     -------------------------            -----------   ------------   --------------   --------------------------

     DNG Capital Corp.                      116,000         $0.54           $62,640       Sec. 74(2)(9)
     #1305 -1090 W. Georgia St.                                                              of the
     Vancouver, BC  V6E 3V7                                                               Securities Act
                                                                                        (British Columbia)

     888 Capital Corp.                      180,000         $0.54           $97,200       Sec. 74(2)(4)
     #1305 -1090 W. Georgia St.                                                              of the
     Vancouver, BC  V6E 3V7                                                               Securities Act
                                                                                        (British Columbia)

     Hilton Petroleum Ltd.                  380,000         $0.54          $205,200       Sec. 74(2)(4)
     #1305 -1090 W. Georgia St.                                                              of the
     Vancouver, BC  V6E 3V7                                                               Securities Act
                                                                                        (British Columbia)

     Donald W. Busby 1999                   674,000         $0.54          $363,960       Sec. 74(2)(4)
         Irrevocable Trust                                                                   of the
     15910 Tradition Ct.                                                                  Securities Act
     Bakersfield, CA   93312                                                            (British Columbia)

     Boone Petroleum Inc.                   814,000         $0.54          $439,560       Sec. 74(2)(4)
     15910 Tradition Ct.                                                                     of the
     Bakersfield, CA   93312                                                              Securities Act
                                                                                        (British Columbia)
     -------------------------            -----------   ------------   --------------   --------------------------



(b) The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

     $365,040
     --------------------------------------------------------------------------

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.



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                                      - 3 -



                                      Compensation Paid
                                      (number and type
                                      of security and/or     Price Per
                                        cash amount)           Share
     Name and Address of Agent            (CDN$)               (CDN$)      Name(s) of Purchaser(s)
     ------------------------------ -----------------------  ----------  --------------------------------

     Canaccord Capital Corporation   Warrants for the          $0.62       DNG Capital Corp.*
     #2200 - 609 Granville Street    purchase of                           888 Capital Corp.*
     Vancouver, BC   V7 1H2          400,000 shares, at                    Hilton Petroleum Ltd.*
                                     $0.62 per share,                      Donald W. Busby 1999
                                     until August 15,                          Irrevocable Trust*
                                     2002.                                 Boone Petroleum Inc.*

     ------------------------------ -----------------------  ----------  --------------------------------


     *Although these purchasers are insiders of the Issuer, the Issuer agreed to pay a fee to Canaccord Capital Corporation in consideration for its assistance in facilitating the financing. The amount of the fee is less than what Canaccord would have been able to receive on a brokered private placement.

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.

     Not applicable
     --------------------------------------------------------------------------

10. If the distribution of the security was made under section 128(h) of the Rules, state

     (a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and

           Not applicable
           --------------------------------------------------------------------

     (b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

           Not applicable
           --------------------------------------------------------------------

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, BC, this 20th day of August, 2001.

Trimark Oil & Gas Ltd.
------------------------------------
Name of issuer (please print)

"Nick DeMare"
------------------------------------
Signature of authorized signatory

Nick DeMare
------------------------------------
Name and office of authorized
signatory (please print)



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                                      - 4 -


IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A
MISREPRESENTATION.

INSTRUCTIONS:

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross referenced to the relevant section of the report and signed by the person who signs the report.

2. In answer to question 3, provide a full description of the security, including any underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the issuer under an exemption on a later date, the issuer may be required to file a separate BC Form 45-902F together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b), (c) or (h) of the Rules, or to a purchaser that is an individual under section 74(2)(4) of the Act, in respect of which this report is filed, the issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgment of the purchaser in the required form as required by section 135 of the Rules and retain the acknowledgment for a period of 6 years. The required form is BC Form 45-903F1 for an individual purchaser and BC Form 45-903F2 for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section 74(2)(4) of the Act, or section 128(a), (b) or (c) of the Rules, or is delivered in connection with a distribution of the security under section 128(h) of the Rules, a copy of the offering memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

6. The report must be filed with the Commission on or before the 10th day after the distribution of the security.

7. File one originally signed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/97, as amended. Cheques should be made payable to the "British Columbia Securities Commission".


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